UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No.0 )*


FINANCIAL STRATEGIES ACQUISITION CORP.

(Name of Issuer)


Common Stock

(Title of Class of Securities)


31772T107

(CUSIP Number)



February 15, 2023

(Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



	 Rule 13d-1(b)
x	 Rule 13d-1(c)
	 Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



Continued on following pages

Page 1 of 4 Pages




CUSIP NO. 31772T107	Page 2 of 4 Pages


CUSIP No. 31772T107
(1) Names of reporting persons	Space Summit Capital LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	60,000
(6) Shared voting power	0
(7) Sole dispositive power	60,000
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	60,000
(10) Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)
(11) Percent of class represented by amount in Row (9)	9.72%
(12) Type of reporting person (see instructions)	IA


* Based on a total of 617,018 shares outstanding of the Issuer as of December 9, 2022, as set forth in the Issuer's
8-K filed as of that date.



Item 1(a).	Name of Issuer:

 	FINANCIAL STRATEGIES ACQUISITION CORP. (the Issuer).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

2626 Cole Avenue Suite 300, Dallas, Texas 75204

Item 2(a).	Name of Person Filing

 	Space Summit Capital LLC  (the Reporting Person)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

 	15455 Albright Street, Pacific Palisades, CA 90272


Item 2(c).	Citizenship:

 	The Reporting Person is a Delaware limited liability company.

Item 2(d).
Title of Class of Securities:


 	Common Stock (the Shares).






CUSIP NO. 31772T107	Page 3 of 4 Pages


Item 2(e).	CUSIP Number: 31772T107

Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:




(a) o Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).



(b) o Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).



(c) o Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).



(d) o Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).



(e) o An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);



(f) o An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);



(g) o A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h) o A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);



(i) o A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages



(j) o Group, in accordance with 240.13d-1(b)(1)(ii)(J)


Item 4.	 Ownership:

Item 4(a).
Amount Beneficially Owned:



As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 60,000 Shares.


Item 4(b).
Percent of Class:



As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 9.72% of the total number of Shares outstanding.



CUSIP NO. 31772T107	Page 4 of 4 Pages


Item 4(c).	Number of shares as to which such person has:



Space Summit Capital LLC



 	(i)	Sole power to vote or direct the vote	60,000
 	(ii)	Shared power to vote or to direct the vote	0
 	(iii)	Sole power to dispose or to direct the disposition of	60,000
 	(iv)	Shared power to dispose or to direct the disposition of	0


Item 5.	Ownership of Five Percent or Less of a Class:

 	This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

 	This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company:

 	This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

 	This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

 	This Item 9 is not applicable.

Item 10.	Certification:


By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.




SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: 02/21/2023	Space Summit Capital LLC

 	By:	/s/ Keith Fleischmann
 	 	Keith Fleischmann
 	 	Managing Member